FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For June 26, 2007
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                 Form 20-F [ X ]            Form 40-F [  ]

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [  ]                 No  [ X ]
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

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                                  EXHIBIT INDEX


Exhibit       Date                             Description of Exhibit
-------       ----                             ----------------------

   1        2007/06/26        Notice of Resolutions at the 15th Ordinary General
                              Meeting of Shareholders

                                                                       Exhibit 1


(English Translation)
                                                                   June 26, 2007
TO OUR SHAREHOLDERS:
                                             Koichi Suzuki
                                             Representative Director
                                             Internet Initiative Japan Inc.
                                             1-105, Kanda Jinbo-cho, Chiyoda-ku,
                                             Tokyo, Japan

                              NOTICE OF RESOLUTIONS
                              ---------------------
              AT THE 15TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
              ----------------------------------------------------

         We hereby notify that at the 15th ordinary general meeting of shareholders of Internet Initiative Japan Inc. ("the company") held today, the following items were reported and resolved.

                                                           Sincerely yours,

Subjects to be reported:
           1. Business Report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the Board of company auditors for the 15th term (from April 1, 2006 to March 31, 2007)


           2. Non-consolidated financial statements for the 15th term (from April 1, 2006 to March 31, 2007)


           In this respect, the contents of the above documents were reported.


Subjects to be resolved:
           Item 1: Appropriation of Retained Earnings


           This item was resolved as originally proposed. The dividends were determined as follows:
           1. Kind of dividend property
               Cash
           2. Matters concerning allocation and total amount of dividend property.
              The Company pays 1,500 yen per share of common stock. In
               this case, the total amount of dividends is 306,450,000 yen.
           3. Effective date of dividends payment
               June 27, 2007


           Item 2: Amendments to the Articles of Incorporation


           This item was resolved as originally proposed.

           Item 3: Election of eight (8) directors

           This item was resolved as originally proposed.
           The re-election of the following seven directors was resolved, Koichi Suzuki, Toshiya Asaba, Hideshi Hojo, Hiroyuki Hisashima, Kazuhiro Tokita, Yoshifumi Nishikawa and Junnosuke Furukawa. The election of the following new director was also resolved, Junichi Shimagami.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Internet Initiative Japan Inc.




Date:  June 26, 2007                     /s/ Koichi Suzuki
                                        ----------------------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director